

Mail Stop 3030

December 3, 2008

VIA U.S. MAIL

Mr. Darryl S. Nakamoto
Chief Financial Officer
1075 Opakapaka Street
Kapolei, Hawaii 96707

> **Re:** **Hoku Scientific, Inc.**
> **Form 10-K for the year ended March 31, 2008**
> **Filed June 6, 2008**
> **File No. 000-51458**

Dear Mr. Nakamoto:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief